SEC

20003822

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66656

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fidus Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

227 West Trade Street, Suite 1910
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward P. Imbrogno 704-334-2222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

10 South Riverside Plaza, 9th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Edward P. Imbrogno, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fidus Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LOIS E. MILLER NOTARY PUBLIC ROWAN COUNTY, NC

Signature

Designated Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Registered Public Accounting Firm

Fidus Securities, LLC

For the Year Ended December 31, 2019

Table of contents

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
Fidus Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fidus Securities, LLC as of December 31, 2019 and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fidus Securities, LLC as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fidus Securities, LLC's management. Our responsibility is to express an opinion on Fidus Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fidus Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Fidus Securities, LLC's financial statements. The supplemental information is the responsibility of Fidus Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Fidus Securities, LLC's auditor since 2015.
Chicago, Illinois
February 20, 2020

PRAXITY

Statement of financial condition

December 31	2019
	$
Assets:	
Cash	1,319,482
Prepaid expenses	4,068
Other assets	17,564
Total assets	1,341,114
Liabilities and member's equity:	
Accounts payable	421
Due to member	1,146,072
Accrued expenses	6,039
Total liabilities	1,152,532
Member's equity	188,582
Total liabilities and member's equity	1,341,114

The accompanying notes are an integral part of this financial statement.

Statement of operations

For the year ended December 31	2019
	$
Revenues:	
Fees	8,690,433
Reimbursed expenses	150,633
Interest	926
Total revenues	8,841,992
Expenses:	
Office services allocation from member	8,364,102
Project-related expenses	216,134
Professional fees	57,929
Business licenses and fees	46,001
Other	6,557
Total expenses	8,690,723
Net income	151,269

The accompanying notes are an integral part of this financial statement.

Statement of changes in member's equity

	Amount
	$
Member's equity, January 1, 2019	2,187,313
Member distributions	(3,500,000)
Member contributions	1,350,000
Net income	151,269
Member's equity, December 31, 2019	188,582

The accompanying notes are an integral part of this financial statement.

Statement of cash flows

For the year ended December 31	2019
	$
Cash flows provided by operating activities	
Net Income	151,269
Adjustments to reconcile Income to net cash provided by operating activities:	
Noncash settlement related entity expenses	1,350,000
Changes in assets and liabilities	
Decrease in prepaid expenses	574
Decrease in due to member	1,329,775
Increase in accounts payable	246
Decrease in accounts receivable	375,000
Decrease in other accrued expenses	(1,925)
Net cash provided by operating activities	3,204,939
Cash flows used in financing activities	
Member distributions	(3,500,000)
Net cash used in financing activities	(3,500,000)
Net decrease in cash	(295,061)
Cash, beginning of year	1,614,543
Cash, end of year	1,319,482

The accompanying notes are an integral part of this financial statement.

Notes to financial statements

1 Summary of Operations and Significant Accounting Policies

Operations

Fidus Securities, LLC (the Company) is a limited liability company that operates as a registered broker-dealer. As a registered broker-dealer, the Company primarily represents clients in merger and acquisition-related activities composed principally of sell-side transactions structured as the sale of corporate stock or other securities to institutional or corporate acquirers. The Company operates offices in North Carolina and New York. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

Use of Accounting Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues, expenses and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Cash

The Company maintains cash deposits with financial institutions which, at times, may exceed federally insured limits. The Company considers liquid financial instruments with original maturities of 90 days or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2019.

Revenue Recognition

Revenue from contracts with customers includes success-based transaction fees, non-refundable retainer fees, and reimbursed expenses. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The company recognizes revenue from contracts at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the date the contract is cancelled.

Income Taxes

The Company is organized as a limited liability company and is considered to be a disregarded entity for income tax purposes. Accordingly, no provision for federal or state income taxes has been made in the accompanying financial statements, as the member includes the Company's taxable income or loss in its income tax returns.

US GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the Internal Revenue Service. As of December 31, 2019, there were no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

2 Related-party Transactions

The Company is a wholly owned subsidiary of Fidus Partners, LLC (the Member) and was established to process certain transactions initiated by itself or its parent company that require the services of a registered broker-dealer. Only transactions that relate specifically to broker-dealer activities result in revenue being recognized by the Company. Expenses covered by the Member but directly related to broker-dealer activities are billed to the Company. During 2019 the Member paid $216,134 in direct expenses on behalf of the Company, which were allocated to the Company. During 2019 the Company reimbursed the Member $238,686 for these expenses. The Company had a payable for these expenses of $421 as of December 31, 2019. In accordance with regulatory requirements, the Member allocates certain of its common office overhead costs to the Company in the form of an office services charge. This allocation is an amount equal to the total of all common office expenses and employee costs multiplied by the revenues recognized by the Company as a percentage of all revenue recognized by the Company and its Member combined. Allocations are made on a monthly basis and are typically paid to the Member within 30 days. The Company incurred $8,364,102 in such charges for the year ended December 31, 2019. During 2019 the Company reimbursed the manager $6,136,934 for current and prior year allocations net of certain amounts due from Fidus Partners that have not been reimbursed as of December 31, 2019. During the year ended December 31, 2019, the Member elected to waive reimbursement of $1,350,000 in expense allocations as a contribution to equity. The Company had an intercompany payable balance to the Member in the amount of $1,146,072 as of December 31, 2019, representing amounts due from the Member's monthly allocation of expenses.

3 Securities and Exchange Commission Matters

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2019, the Company had net capital of $166,950, which was $90,114 in excess of its required net capital of $76,836.

Reserve Requirements

The Company does not carry customer accounts. As such, it is exempt from SEC Rule 15c3-3 pursuant to Section k(2)(i) of that rule.

Aggregate Indebtedness

At December 31, 2019, the Company had aggregate indebtedness of $1,152,532.

4 Subsequent Events

The Company has evaluated events that occurred subsequent to year-end through February 20, 2020, the date the financial statements were issued, to determine whether any events required recognition or disclosure in the 2019 financial statements as required by authoritative guidance.

Supplementary schedule - Schedule I - Financial and operational combined uniform single report, Part III

Financial and Operational Combined Uniform Single Report
Part III

Broker or Dealer - Fidus Securities, LLC as of December 31, 2019

Computation of Net Capital

1.	Total ownership equity from Statement of Financial Condition		$188,582
2.	Deduct ownership equity not allowable for Net Capital		-
3.	Total ownership equity qualified for Net Capital		188,582
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital (notes payable to former stockholder)		-
	B. Other (deductions) or allowable credits		-
5.	Total capital and allowable subordinated liabilities		188,582
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (page 3)	21,632	
	B. Secured demand note deficiency	-	
	C. Commodity futures contracts and spot commodities – Proprietary capital charges	-	
	D. Other deductions and/or charges	-	
	E. Total deductions and/or charges	-	(21,632)
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts on securities positions		166,950
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	-	
	B. Subordinated securities borrowings	-	
	C. Trading and investment securities:		
	1. Exempted securities	-	
	2. Debt securities	-	
	3. Options	-	
	4. Other securities	-	
	D. Undue Concentration	-	
	E. Other	-	
10.	Net Capital		166,950

Supplementary schedule - Schedule I - Financial and operational combined uniform single report, Part III (cont'd)

Financial and Operational Combined Uniform Single Report
Part III

Broker or Dealer - Fidus Securities, LLC as of December 31, 2019

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of line 18)		76,836
12.	Minimum dollar net capital requirement of reporting broker or dealer		5,000
13.	Net capital requirement (greater of line 11 or 12)		76,836
14.	Excess net capital (line 10 less 13)		90,114
15.	Excess net capital of 1000% (line 10 (Schedule I) less 10% of line 18)		51,697
	Computation of Aggregate Indebtedness		
16.	Total aggregate indebtedness liabilities		1,152,532
17.	Add:		
	A. Drafts for immediate credit		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		
	C. Other unrecorded amounts		
18.	Total aggregate indebtedness		1,152,532
19.	Percentage of aggregate indebtedness to net capital (line 18 divided by line 10 (Schedule 1))		690.35%

No material differences exist between the audited Computation of Net Capital (Schedule I) and the corresponding schedule included in the Company's unaudited December 31, 2019, Form X-17a-5 Part IIA filing.

Supplementary schedule – Schedule II – Computation for determination of reserve requirements

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
Fidus Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Fidus Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fidus Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Fidus Securities, LLC stated that Fidus Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Fidus Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fidus Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Chicago, Illinois
February 20, 2020

FIDUS *Securities*

227 West Trade Street
Suite 1910
Charlotte, NC 28202

Tel: 704.334.2222
Fax: 704.334.2202
fiduspartners.com
Member FINRA/SIPC

Fidus Securities, LLC's Exemption Report

Fidus Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) through the year ended December 31, 2019 without exception.

I, Edward P. Imbrogno, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Edward P. Imbrogno
Designated Principal
February 20, 2020